Kayne Anderson Acquisition Corp

811 Main Street,

14th Floor,

Houston, TX 77002

By EDGAR

March 22, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Mara L. Ransom

                                 Re: Kayne Anderson Acquisition Corp.

                                 Amendment No. 1 to Registration Statement on Form S-1

                                 Filed March 17, 2017

                                 File No. 333-216514

Dear Ms. Ransom

On behalf of Kayne Anderson Acquisition Corp., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 22, 2017, regarding the Amendment No. 1 to Draft Registration Statement on Form S-1 filed with the Commission on March 17, 2017 (“Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Management

Director Independence, page 106

1.	We note that you expect to add two independent directors sometime after the completion of your initial public offering and that you will not have a majority of independent directors and will not have an audit committee consisting entirely of independent directors for up to a year following your initial public offering. Please revise your prospectus summary to include more prominent disclosures concerning these facts. Additionally, please revise your prospectus to include a risk factor discussing the material risks associated with these facts, including any risks associated with the fact that investors will not know at the time of the offering the identities of independent directors that may be responsible for evaluating an initial business combination with a company that is affiliated with Kayne Anderson. Please refer to Item 503 of Regulation S-K.

In response to the Staff’s comment, we have revised the requested disclosure both in the summary on page 7 of the prospectus and by adding a risk factor on page 51 of the prospectus. Change pages containing the new disclosure are attached to this correspondence.

We thank the Staff in advance for its consideration. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Robert S. Purgason

Robert S. Purgason

Chief Executive Officer